Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

NEWS RELEASE

August 7, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 62,731,056

WESTERN WIND SAYS “DISSIDENT BOARD LEAD BY SAVITR CAPITAL, IF ELECTED, WILL COST THE SHAREHOLDERS AT LEAST $1 PER SHARE OFF THE SALE PRICE

Vancouver, BC – August 7, 2012 – Western Wind Energy Corp. – (Toronto Venture Exchange – “WND”) (OTCQX – “WNDEF”) wishes to announce that it has received numerous proposals from world-class M&A advisory firms. The largest of these firms anticipate an average 18-week timeline from beginning of engagement to final sale. During this 18-week process, Western Wind will complete the financing and begin major construction of the Yabucoa Project, Puerto Rico. The chosen two M&A firms will publish the detailed selling procedures and schedule through a subsequent news release.

The largest M&A firms’ proposals requires that the Board and the CEO commit to an exhaustive amount of time in presenting all of Western Wind’s extensive assets to the potential purchasers. The only group that can accomplish these tasks accurately and efficiently is the current Board and CEO of Western Wind.

Western Wind has spent the past 12 years accumulating and building these assets. The only constant during this 12-year period is the CEO, Jeff Ciachurski, who has been with the Company since its inception in January, 1998 (14 years). The remaining Board has been with Western Wind, on average, for 10 years.

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Every land asset, contract, power purchase agreement, piece of generating equipment, and business relationship has originated with the CEO and the current Board.

Included in the final sale price will be the 30-MW Yabucoa Solar Project, which is almost ready for financial close and the beginning of major construction. There are a few complex and delicate business relationship issues that need to be resolved prior to financial close, which is scheduled to happen well within the 18 week selling period. These delicate and complex relationship issues will never come to a conclusion without the present Board and CEO. They definitely will never happen with Savitr’s dissident slate of directors.

Andrew Reuben Midler has constantly quoted both in his news release and his recent letters to the Board of Western Wind, that the DAI valuation is the benchmark of the Company’s net asset value. In the DAI report, the Yabucoa asset has a net present equity value of $115 million ($1.53 per share fully diluted).

Savitr’s dissident slate of directors and unknown management team cannot bring Yabucoa to financial close and therefore all of Western Wind’s shareholders will be deprived of at least $1.53 per share, if not more.

Savitr has spent all of its energy and time denigrating the current Board and CEO of Western Wind. Such behavior by Savitr has flowed down to all the stakeholders of Western Wind causing Savitr to lose credibility which advances mistrust. Stakeholders of Western Wind include directors, employees, consultants, lawyers, equipment vendors, lending groups, shareholders and key operation personnel.

Mr. Midler quotes the DAI report of $5.60 per share as a benchmark in his letters to the Board, yet he also criticizes the Board for not pursuing the Algonquin low-ball “bear hug bid letter” of $2.50 per share. Mr. Midler appears confused.

Mr. Midler calls the Western Wind organic development pipeline, a waste of millions of dollars of “ill advised” investments. Mr. Midler fails to name which investment he is referring to where Western Wind has wasted millions of dollars.

In the rare chance that Savitr’s dissident slate of directors gets elected, all of Western Wind’s shareholders will lose at least $1.50 per share off of the selling price.

Jeff Ciachurski states “Mr. Midler claims to be a friend of Western Wind yet since I have spoken with him in 2008, he has never toured, visited or inspected any of Western Wind’s projects in California or elsewhere. This should be a telling sign considering Mr. Midler is based nearby in San Francisco. The only consistent aspect to my relationship with Mr. Midler since 2008 was his constant requests during numerous conversations, to have Western Wind provide him and Savitr with below market price private placements and stock offerings. Unlike Western Wind where our track record is

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published and made available to the entire public, none of Savitr’s business transactions are available for public scrutiny. We have no access to his buy and sell records of Western Wind, we have no access to his tax payments or tax returns and definitely no real access to the true beneficial owners of Savitr’s offshore holdings. The only realistic comment that has ever been made by Mr. Midler is his own admission in his July 31st, 2012 news release where he states that he was a managing member of a bio-diesel production company that went bankrupt in 2010.

If it were not for the exceptional financial stewardship and dedication of the CEO and the current Board having taken a few hundred thousand dollars in 2000 and parlaying that into a $400 million Balance Sheet, Mr. Midler woud have nothing to fight about. Mr. Midler’s history of being a managing member of a bankrupt bio-diesel company and his complete lack of knowledge of the Western Wind assets, is in no way a resume to a Board position of Western Wind.”

ABOUT WESTERN WIND ENERGY CORP.

Western Wind Energy is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is

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defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s audited annual financial statements and annual information form contained in the Company’s 40F filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

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